April 13, 2007

Room 4561

Mr. Jon Gacek
Executive Vice President, Finance and
 Chief Financial Officer
Quantum Corporation
11431 Willows Road
Redmund, WA 98052

> **Re: Quantum Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2006**
> **Filed June 12, 2006**
> **File No. 001-13449**

Dear Mr. Gacek:

We have reviewed your response to our letter dated December 4, 2006 in connection with the above referenced filing and have the following comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended March 31, 2006

Consolidated Financial Statements

Consolidated Statements of Operations, page 50

1. We note your response to prior comment 2 and have the following additional comments:
   - We note that you assigned value to patents having future economic value which you capitalized as purchased technology. Explain in reasonable detail how you determined the fair value of these patents as well as the patents not related to the lawsuit and the undesignated patents;
   - Tell us how you allocated the settlement consideration among the three groups of patents;

- You indicate that the two designated patents related to the lawsuit are invalid, and are not needed to protect existing or future products. Explain the relationship of these specific law-suit-related patents to any notion of settlement of past damages suffered by STK;
- Explain why the "two patents identified in the law suit," have any capitalizable fair value (based on a third party estimate of fair value) since in your latest response the two designated patents related to the lawsuit are invalid, and are not needed to protect existing or future products. If that fair value related to prior product patent infringement with no future benefit tell us why it should be amortized over future periods as opposed to being expensed in the period of settlement;
- Your response does not clearly support classification of the amount related to the settlement as non-operating costs merely because they had no future benefit and were not part of normal operations. We note that the litigation or law suit related patents were related to a claim involving some past operations of Quantum that involved patent violations. It appears that the settlement was agreed to in order to compensate STK for past infringement by Quantum acquiring technology that, in your view was immediately impaired with respect to any future benefit. The acquired and impaired patent technology would therefore appear to be operating in nature that in the company's view had no future use. Please revise to classify these costs as operating expenses or explain why you believe revision is unnecessary and
- Please explain where any related legal fees involved in the settlement were classified and the basis for that classification.

Notes to Consolidated Financial Statements

Note 16: Business Segment Information and Geographic Information, page 77

2. We note your response to prior comment 4 where you indicate that total undiscounted cash flows attributable to the QSS acquired intangible assets were estimated to be $33.4 million. Please explain to us how you arrived at the estimated $33.4 million in QSS intangible asset cash flows in view of the relatively dissimilar historical 2006 consolidated operating activity cash flows of $3.4 million.

3. Tell us how you considered paragraph 18 of SFAS 144 in determining the number of future years used in your valuation of intangible assets and how this number compares to the estimated useful lives of the intangible assets of two to ten years from the date of purchase as disclosed in Note 5.

4. In view of complying with the guidance in paragraphs 22-24 of SFAS 142 tell us why you believe using each of the two valuation approaches is appropriate in determining the concluded fair value of the reporting units and how you

determined the weighting assigned to each of your Income Approach and Market Approach.

5. Tell us how the valuation assumptions used to derive the concluded fair values are consistent with other similar assumptions you used to value other assets, derive budget and planning estimates, develop compensation arrangements or determine other amounts you disclose.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or the undersigned at (202) 551-3730 if you have any questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant